UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Vibrant TV, L.L.C.

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Illinois

    Date of organization
    August 15, 2011

Physical address of issuer
990 Grove Street, Suite 501, Evanston, IL 60201

Website of issuer
https://vibrant.tv

Current number of employees: 5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$43,171.00	$56,071.00
Cash & Cash Equivalents	$7,664.00	$33,334.00
Accounts Receivable	$13,037.00	$4,047.00
Short-term Debt	$767,000.00	$149,000.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$34,294.00	$11,772.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$822,689.00	-$554,644.00

April 30, 2018

FORM C-AR

Vibrant TV, L.L.C.



  This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Vibrant TV, L.L.C., a Illinois Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://vibrant.tv no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company. THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 30, 2018.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Vibrant TV, L.L.C. (the "Company") is a Illinois Limited Liability Company, formed on August 15, 2011.

The Company is located at 990 Grove Street, Suite 501, Evanston, IL 60201.

The Company's website is https://vibrant.tv.

The information available on or through our website is not a part of this Form C-AR.

The Business
Vibrant TV is a Multi-Platform TV Network offering content licensed from producers outside of the US to American homes, anywhere, anytime on any device. Revenues are earned through advertising sales and subscription revenues.

The President and majority owner of Vibrant recently announced that the inability to secure additional capital funding, combined with the slow progress in revenue growth versus the expense level necessary to run the network, has resulted in a material capital shortfall. Efforts are underway to seek a buyer for the Company or certain of its assets, or secure additional financing. However, should these efforts prove unsuccessful the near future, the Company may close the business.

RISK FACTORS

Risks Related to the Company's Business and Industry

Going Concern: The Company has sought market feedback for additional fund raising efforts, and considered a sale of the company, its assets, and possible joint venture arrangements. We have not been successful in securing interest for an additional capital raise nor in finding a buyer for the company or its assets. These efforts continue, however the Company is considering various options, including the possibility that we will have insufficient fund to continue operating and may close the business within the next 60 days.

Raising additional capital may cause dilution to our existing stockholders or restrict our operations. We intend to seek additional capital through a combination of public and private equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

The development and commercialization of our service is highly competitive.
We faced competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the development and marketing of video content, and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our service will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide key services in delivering our signal to our customers.
We depend on certain vendors to meet our contractual obligations to deliver our signal to our broadcast, cable and internet based customers. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our signal may be adversely impacted if companies to whom we engage do not provide deliver the signals consistent with required specifications and perform to our and our customers' expectations. These vendors may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers for a particular activity.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we are not able to find alternate third-party providers, we would experience disruptions in our operations including an ability to deliver our signal. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services would result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtained these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represented our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to

provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a TV network, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, their own operation issues related to internet interface and deliver of our signal, labor disputes, or weather conditions, could adversely affect our vendors' ability to deliver to their service to us in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of its executive officers and key employees.

In particular, the Company is dependent on Daniel Zifkin who is President, since 8/15/11 (formation) to today. No agreement has been entered into as of the date hereof, but to the extent the company receives additional funding and continues operations, we may enter in to an agreement in the future. The loss of Daniel Zifkin or any executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company has raised to-date is not enough to sustain the Company's current business plan. The inability to secure new capital to fund operating deficits, marketing efforts and additional content purchases, or find a buyer for the Company or its assets, may soon result in a decision to close the business within the next 60 days.

Although dependent on certain key personnel, the Company did not have any key man life insurance policies on any such people.

The Company was dependent on Daniel Zifkin in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Daniel Zifkin die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not required to provide any audited financial statements.
We are not required to provide investors with audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to assess your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C-AR entitled "Transactions with Related Persons and Conflicts of Interest" for further details. Related party transactions were not negotiated as arm's length and may therefore be on less favorable terms than if such transactions were negotiated with non-affiliates.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.
The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our network is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.
On 26 February 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of the Communications Act of 1934 to Internet service providers. The FCC ruling and its consequences could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new content acquisitions or product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends in part on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic consumer market. We have invested substantial amounts in our content.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in demand for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

We expect to derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
Vibrant TV is a Multi-Platform TV Network offering content licensed from international producers to American homes, anywhere, anytime on any device. Revenues are earned through advertising sales and subscription revenues.

Business Plan
Vibrant TV is a multi-platform general entertainment network bringing, curated international programming to U.S. audiences. Offered on 24/7 ad-supported live network and video-on-demand, Vibrant TV reaches over 43 million households through our website, Apple TV, Sling TV, Roku, Amazon Fire TV, numerous smart TV's, mobile devices through our iOS and Android apps, and numerous traditional cable and broadcast stations. We continue efforts to expand onto new distribution platforms, acquire new content, and enhance operational support to build a widely seen and profitable network. The Company has sought to raise capital to fund marketing efforts, cover operating losses and acquire additional content. We continue to investigate the possibility of selling the Company, its assets, or other opportunities to maintain and grow the network. Should we prove unsuccessful in these efforts within a short period of time, we will have insufficient capital to continue to operate and may close.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Internationally produced Videos	Vibrant TV is a Multi-Platform TV Network offering exciting never-before-seen content from around the globe to American homes, anywhere, anytime on any device.	US TV and video market.

We acquire new video content from producers around the globe (except US producers).

We deliver a 24/7 live stream to broadcast TV and local cable companies, streamed our shows though numerous internet-based portals such as Sling TV, and others, and through devices such as Roku, Amazon Fire TV, and Smart TV's (such as Sony and Samsung devices). We Apple TV and several broadcast stations in 2017. In addition, we provide a 24/7 live stream and video on demand on our website. Although we have continued to grow our distribution platform, we have been unable to fund marketing costs, which we believe has resulted in a slow growth in viewers and associated revenues.

Competition
The Company's primary competitors are traditional networks (ABC, CBS, NBC, Fox, etc) and other video providers (Netflix, Amazon Prime, You Tube, etc).

The video market is highly competitive, and we compete against more established and better capitalized firms. Our network competes against similar service providers of many large and small companies, including well-known global competitors. Vibrant TV was making itself available through multiple distribution channels, though as a newly formed network, we have a very small market share.

Supply Chain and Customer Base

The "raw material" of a TV network is video content. We acquire content from producers outside the US, content not previously seen by US audiences. US consumers of video content. However, aside from direct subscription through our website and mobile apps, most of our customers were intermediary content delivery entities. This includes cable and regional broadcast companies, video delivery products such as Roku, Amazon Fire and Apple TV, or through network accumulator internet-based companies such as Sling TV, Wherever TV, etc.

Intellectual Property
The Company has not registered any intellectual property.

Governmental/Regulatory Approval and Compliance

The primary effect of government regulations relates to overall FCC guidelines applied to all networks. This affects the language and content censorship rules for general broadcasting, as the 24/7 live stream goes out over general broadcasting and cable lines.

Litigation

None

Other

The Company's principal address is 990 Grove Street, Suite 501, Evanston, IL 60201

The Company has the following additional addresses:

The Company conducts business in All US states and DC.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Daniel Zifkin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President & primary owner. Since 8/15/11 (formation) to current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President & primary owner - Vibrant TV, LLC. Since 8/15/11 (formation) to current. President & owner - Zephyr Media, Inc. Since formation approximately 25 years ago to November, 2017.

Education
BA, University of Wisconsin

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Daniel Zifkin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President & primary owner since 8/15/11 (formation) to current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President & primary owner - Vibrant TV, LLC. Since 8/15/11 (formation) to current. President & owner - Zephyr Media, Inc. Since formation approximately 25 years ago to November, 2017.

Education
BA, University of Wisconsin

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in United States.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Units LLC/Membership Interests
Amount outstanding	3,540,000
Voting Rights	Full voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

Type of security	Class A-1 Units LLC/Membership Interests
Amount outstanding	800,000
Voting Rights	Non-voting
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

Type of security	Class B Units LLC/Membership Interests (1)
Amount outstanding	23,768
Voting Rights	Non-voting
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

(1) All Class B Units of LLC Membership Interest were issued under Regulation Crowdfunding in 2017.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $767,000, under a revolving line from Daniel Zifkin. The loan is payable on demand, secured by the assets of the Company, and has an interest rate of 2% per month.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Closing Date of the Offering	Exemption from Registration Used or Public Offering
Class A Limited Partnership Interests (Units)	3,540,000	$158,020	Operating needs	Various dates	Founders Shares

Class A-1 Limited Partnership Interests (Units)	800,000	$0		1/1/18	Management Shares
Class B Limited Partnership Interests (Units)	26,768	33,460	Operating needs	8/23/17	Regulation CF

Ownership

The company is an Illinois limited liability company. Daniel Zifkin owns all Class A voting interests, and 81.6% of the equity in the company. Class B non-voting Units purchased by crowdfunding investors represent less than 1% of the equity in the company. Class A-1 non-voting interests representing the remaining ownership are owned by senior management and advisers to the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own. Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Daniel Zifkin	81.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

During the prior 3 years of operations, the Company has expanded our distribution network in order to increase viewership and accordingly increase advertising revenues to reduce the operating cash shortfall. However, we have not yet realized an increase in advertising revenues sufficient to materially reduce our net operating cash shortfall. Changes in operational activities related to the delivery of signal to cable, broadcast and internet-based clients are expected to reduce our operating cost base. The inability to secure new capital to fund operating deficits, marketing efforts and additional content purchases has resulted in a severe cash shortfall. If we are unable to find new financing sources, sell the Company or its assets, we may close the business within 60 days.

Liquidity and Capital Resources

On August 23, 2017, the Company closed an offering pursuant to Regulation CF and raised $33,460. These funds were used to cover operating cash shortfalls.

Aside from funds provided through a loan from Dan Zifkin, President, the Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

The financial viability of the company relies on the discretionary cash contributions and loans of Daniel Zifkin, primary owner and CEO of the company. The ability of Mr Zifkin to continue such contributions and fund advances through his loan is limited. The inability to secure new capital to fund operating deficits, marketing efforts and additional content purchases, or sell the business to a third party, may result in a decision to close the business down within 60 days..

Material Changes and Other Information
Distribution of the Vibrant Network signal expanded with new customers added to the platform. For example, during 2017 our 24/7 live stream was added to the Apple TV device, and we secured additional local broadcast locations. However, the increase in advertising revenues has continued to lag the potential audience capacity provided by these new contracts. As a result, the company undertook a significant cost cutting effort during 2017, including a reduction in the number of full time employees from 10 to 5, and the adjustment of material vendor costs associated with delivery of the network signal to cable, broadcast and internet-based customers. However, the inability to secure new capital to fund operating deficits, marketing efforts and additional content purchases, or find a buyer for the business, may result in a decision to close the business down within 60 days

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them. You should discuss any transfer restrictions with you attorney.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Daniel Zifkin
Relationship to the Company	Founder, CEO, majority owner.
Total amount of money involved	$767,000
Benefits or compensation received by related person	Success of the company.
Benefits or compensation received by Company	Funding of operating deficits
Description of the transaction	$1,000,000 Line of credit, dated 3/16/16, payable on demand, interest rate 2% per month, secured by the assets of the Company.

Rent

Related Person/Entity	Zephyr Media
Relationship to the Company	Owned by Daniel Zifkin, founder and major owner of Vibrant TV.
Total amount of money involved	$2,500 per month, with maturity dates of August 2018 and January 2019
Benefits or compensation received by related person	Zephyr was on-going entity and was acceptable counterparty to lessee.
Benefits or compensation received by Company	Ability to lease important equipment at reasonable cost during early stage of company launch.
Description of the transaction	Equipment lease, subleased to the Company without written obligation to pay the lease to term

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

The Company has complied with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Daniel Zifkin   *Daniel Zifkin*
(Signature)

Daniel Zifkin
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniel Zifkin   *Daniel Zifkin*
(Signature)

Daniel Zifkin
(Name)

President
(Title)

April 30, 2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

VIBRANT TV, LLC

Independent Accountant's Review
Report on Financial Statements

December 31, 2016

MANNING SILVERMAN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
(847) 459-8850



Manning Silverman & Company

CERTIFIED PUBLIC ACCOUNTANTS

Home Office

175 Olde Half Day Rd, Suite 290
Lincolnshire, IL 60069
P: (847) 459-8850
F: (847) 537-8954
www.manningsilverman.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member
Vibrant TV, LLC
Evanston, Illinois

We have reviewed the accompanying financial statements of Vibrant TV, LLC, which comprise the balance sheet as of December 31, 2016, and the related statements of income and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Manning Silverman & Company
Lincolnshire, Illinois

March 14, 2017

• Lincolnshire • Chicago • St. Charles • Schaumburg •
"HELPING OUR CLIENTS GROW AND PROSPER SINCE 1987"

Vibrant TV, LLC
Table of Contents
December 31, 2016

Vibrant TV, LLC
Balance Sheet
As of December 31, 2016

ASSETS

Current Assets

Checking/Savings	$	33,334
Accounts Receivable		4,047
Prepaid Expenses		2,217

Total Current Assets		39,598

Fixed Assets

Furniture & Equipment		2,869
Less Accumulated Depreciation		(1,316)

Total Fixed Assets		1,553

Other Assets

Security Deposit		14,920

Total Other Assets		14,920

TOTAL ASSETS	$	**56,071**

LIABILITIES & (ACCUMULATED DEFICIT)

Liabilities

Current Liabilities

Accounts Payable	$	18,570
Accrued Expenses		12,401
Lines of Credit		149,000
Payroll Liabilities		9,238

Total Current Liabilities		189,209

Total Liabilities		189,209

(Accumulated Deficit)		(133,138)

TOTAL LIABILITIES & (ACCUMULATED DEFICIT)	$	**56,071**


Vibrant TV, LLC
Income Statement
For the Year Ended December 31, 2016


Income		
Advertising Revenues	$	10,818
Other Income		2,202
Subscription Revenues		
Cable		7,101
Streaming		4,249
Website		422
Total Subscription Revenues		11,772
Total Income		24,792
Expense		
Programming Expenses		
Duplication Fees		5,050
Programming Rights		31,783
Total Programming Expenses		36,833
Operations		
Internet Services		58,782
Satellite		177,240
Total Operations		236,022
Marketing Costs		
Marketing Expense		5,055
Convention		1,807
Total Marketing Costs		6,862
Payroll Expenses		
Salaries & Wages		128,265
Payroll Taxes		13,924
Retirement Plan		1,184
Total Payroll Expenses		143,373


3

See Independent Accountant's Review Report and Notes to Financial Statements.


Vibrant TV, LLC
Income Statement (Continued)
For the Year Ended December 31, 2016

General & Administrative	
Bank Service Charges	369
Consulting	40,500
Depreciation	546
Dues and Subscriptions	3,103
Equipment Rental	15,177
Insurance	12,829
Licenses and Permits	550
Office Expense	2,162
Professional Fees	43,649
Rent	26,904
Subcontracted Services	5,732
Travel	4,381
Total General & Administrative	155,902
Total Expense	578,992
Net Ordinary (Loss)	(554,200)
Other Income (Expense)	
Interest Expense	(444)
Total Other Income (Expense)	(444)
Net (Loss)	$ **(554,644)**

See Independent Accountant's Review Report and Notes to Financial Statements.

Vibrant TV, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

OPERATING ACTIVITIES		
Net (Loss)	$	(554,644)
Adjustments to Reconcile Net (Loss)		
to Net Cash (Used in) Operations:		
Accounts Receivable		1,251
Prepaid Expenses		5,034
Depreciation		546
Accounts Payable		18,570
Accrued Expenses		12,401
Payroll Liabilities		9,238
Net Cash (Used in) Operating Activities		(507,604)
INVESTING ACTIVITIES		
Furniture & Equipment		(1,586)
Net Cash (Used in) Investing Activities		(1,586)
FINANCING ACTIVITIES		
Line of Credit		149,000
Member Equity Contributions		233,717
Net Cash Provided by Financing Activities		382,717
Net Cash (Decrease) for Year		(126,473)
Cash at Beginning of Year		159,807
Cash at End of Year	$	33,334

See Independent Accountant's Review Report and Notes to Financial Statements.

Vibrant TV, LLC
Notes to Financial Statements
December 31, 2016

1. Organization and Description of Business

Vibrant TV, LLC (the "Company") is a multi-platform general entertainment network bringing previously unseen international programming to US audiences. Its revenue sources are various sources of advertising income and subscription fees.

The Company is 100% beneficially owned by one individual.

2. Summary of Significant Accounting Policies

Accounting Method: The Company has adopted the generally accepted practice of reporting its revenues and expenses on the accrual method.

Revenue Recognition: The Company recognizes income when advertising placement occurs and as subscription fees are earned.

Nature of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents are defined as currency on hand and in demand deposits and short-term, highly-liquid investments readily convertible to cash with initial maturities of ninety days or less when acquired.

Accounts Receivable and Bad Debts: Management considers receivables to be fully collectible; accordingly, no allowances for doubtful accounts have been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Property and Equipment: The Company records its fixed assets at cost. Depreciation is charged to operations on the accelerated method over the estimated useful lives of the assets, which are: computer equipment and office furniture (3 years); and furniture and fixtures (3-5 years).

3. Concentrations

The Company maintains its cash in a single bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

See Independent Accountant's Review Report.

4. Lease Agreements

The Company has short-term lease obligations for its office space, and has no long-term lease obligations.

The Company entered into a long-term service agreement for satellite delivery services with RRsat Global Communications Network Ltd., an Israeli company, beginning June 23, 2014 through October 31, 2017 with an automatic renewal of 3 years. The contract includes substantial cancellation penalties of 100% of monthly fees due through October 31, 2016 and 50% of monthly fees due from November 1, 2016 through October 31, 2017.

The minimum remaining obligations under the agreement are:

    2017 $147,700 ($73,850 if cancelled)

5. (Accumulated Deficit)

During the year, the Company and its Member agreed to convert the debt owed by the Company to the Member and Zephyr Media Group, Inc. (a Company wholly-owned by the Member) to equity contributions as the Member does not expect to be repaid these debts. The changes in Member's Equity (Accumulated Deficit) for the year are:

Member's Equity as of December 31, 2015	$177,049
Loans Converted to Equity - Loan from Zephyr	244,457
	421,506
Net (Loss) for the Year Ended December 31, 2016	(554,644)
(Accumulated Deficit) as of December 31, 2016	$(133,138)

At December 31, 2016, losses of approximately $1,205,000 have been allocated to the Member and $1,072,000 of debt has been converted to equity.

6. Income Taxes

As a limited liability company, Vibrant TV, LLC is treated as a partnership under the Internal Revenue Code. In lieu of federal corporate income taxes, each Member is taxed on the taxable income or allocated losses in proportion to the share of the respective Member's capital contribution; accordingly, no provision for federal income taxes is required in the financial statements.

See Independent Accountant's Review Report.

The cash basis of accounting is used in the preparation of the entity's tax returns. Under this method, earned but uncollected income of $5,298 net of incurred but unpaid expenses of $28,754 is not reflected in the cash basis income (loss) through December 31, 2016.

The Company has a taxable loss through December 31, 2016 of ($528,130).

The Company has not been notified of any government examinations of any of its income tax returns.

7. Related Party Transactions

The Company has entered a marketing agreement with Zephyr Media Group, Inc. ("Zephyr"), 100% owned by the Company's beneficial owner, to place advertising on behalf of the Company. Zephyr receives a commission at standard market rates for such activities.

8. Short Term Debt

The beneficial owner has a number of lines of credit with a bank. The lines carry an interest rate of 1.6% above LIBOR payable monthly. The interest rate at the balance sheet date was 2.3%. Borrowing proceeds are advanced by the beneficial owner to the Company, and reported as Lines of Credit in the balance sheet.

9. Litigation

The Company has no material outstanding litigation.

10. Subsequent Events

Subsequent events have been evaluated through March 14, 2017, which is the date the financial statements were available to be issued; there are no subsequent events requiring recognition and/or disclosure.

VIBRANT TV, LLC

Preparation
of Financial Statements

December 31, 2017

Vibrant TV, LLC
Balance Sheet
December 31, 2017

ASSETS

Current Assets		
Checking/Savings	$	7,664
Accounts Receivable		
Accounts Receivable		16,122
Allowance of Doubtful Accounts		(6,115)
Accounts Receivable - Net		10,007
ACH Escrow Receivable		2,110
Total Current Assets		19,781
Fixed Assets		
Furniture and Equipment		4,206
Accumulated Depreciation		(2,265)
Total Fixed Assets		1,941
TOTAL ASSETS	$	**21,722**

LIABILITIES & EQUITY

Liabilities		
Current Liabilities		
Accounts Payable	$	20,929
Accrued Expenses		16,397
Lines of Credit		767,000
Payroll Liabilities		5,370
Total Current Liabilities		809,696
Total Liabilities		809,696
(Accumulated Deficit)		(787,974)
TOTAL LIABILITIES & (ACCUMULATED DEFICIT)	$	**21,722**

Vibrant TV, LLC
Income Statement
For the Year Ended December 31, 2017

Income

Advertising Revenues	$	11,986
Other Income		106
Paid Programming		3,245
Subscription Revenues		
Cable		13,101
Streaming		4,920
Website		522
Total Subscription Revenues		18,543
Total Income		33,880

Expense

Operations	
Internet Services	11,322
Satellite	130,940
Software Programming	6,607
Total Operations	148,869
Programming	
Duplication Fees	950
Programming Rights	16,413
Programming - Other	68,854
Total Programming	86,217
Marketing Costs	
Advertising	13,208
Agency Expense	15,484
Connection Equipment	4,740
Consulting	55,300
Convention Fees	1,000
Email Marketing	1,630
Meals and Entertainment	149
Other Marketing	8,885
Public Relations	2,000
Social Media	1,200
Marketing Costs - Other	24,301
Total Marketing Costs	127,897

Vibrant TV, LLC
Income Statement (Continued)
For the Year Ended December 31, 2017

Payroll Expenses		
Salaries & Wages		257,780
Payroll Taxes		24,011
Health Insurance Reimbursed		16,686
Simple Company Match		2,517
Total Payroll Expenses		300,994
General & Administrative		
Bad Debt		6,115
Bank Service Charges		792
Computer and Internet Expenses		6,046
Consulting		60,924
Depreciation Expense		949
Dues and Subscriptions		5,628
Equipment Rental		30,242
Insurance Expense		3,794
Licenses and Permits		296
Office Supplies		2,677
Operating Expense		5,241
Outside Services		1,555
Postage		143
Legal and Professional Fees		16,243
Recruiting		464
Rent Expense		40,137
Repairs and Maintenance		3,589
Telephone Expense		4,042
Travel		13,373
Total General & Administrative		202,250
Total Expense		866,227
Net Ordinary (Loss)		(832,347)
Other Income (Expense)		
Interest Expense		(11,791)
Total Other Income (Expense)		(11,791)
Net (Loss)	$	**(844,138)**

No assurance is provided on these financial statements.

Vibrant TV, LLC
Statement of Changes in (Accumulated Deficit)
As of December 31, 2017

	Capital Contributions	Accumulated Deficit	Net Accumulated Deficit
BALANCE, December 31, 2016	$ 1,072,332	$ (1,205,470)	$ (133,138)
Issuance of Class B-1 Units (Net of Cost of Capital Raise $2,178)	31,282		31,282
Capital Contributions - Class A	158,020		158,020
Net (Loss)		(844,138)	(844,138)
BALANCE, December 31, 2017	$ **1,261,634**	$ **(2,049,608)**	$ **(787,974)**

Vibrant TV, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

OPERATING ACTIVITIES

Net (Loss)	$	(844,138)
Adjustments to reconcile Net (Loss)		
to net cash used by Operations:		
Accounts Receivable		(12,075)
Allowance of Doubtful Accounts		6,115
ACH Escrow Receivable		(2,110)
Prepaid Expense		2,217
Depreciation		949
Security Deposit		14,920
Accounts Payable		2,359
Accrued Expenses		3,996
Payroll Liabilities		(3,868)
Net cash used by Operating Activities		(831,635)

INVESTING ACTIVITIES

Furniture and Equipment Purchase	(1,337)
Net cash used by Investing Activities	(1,337)

FINANCING ACTIVITIES

Lines of Credit	618,000
Member Contributions - Class A:Loan From Member	62,000
Member Contributions - Class A:Loan from Zephyr	96,020
Members - Class B-1	33,460
Members - Class B-1:Cost of Capital Raise	(2,178)
Net cash provided by Financing Activities	807,302

Net cash (decrease) for year		(25,670)
Cash at beginning of year		33,334
Cash at end of year	$	**7,664**
Interest Paid	$	**11,791**

Vibrant TV, LLC
Notes to Financial Statements
December 31, 2017

1. **Organization and Description of Business**

   Vibrant TV, LLC (the "Company") is a multi-platform general entertainment network bringing previously unseen international programming to US audiences. Its revenue sources are various sources of advertising income and subscription fees.

   The Company is 100% beneficially owned by one individual.

2. **Summary of Significant Accounting Policies**

   <u>Accounting Method:</u> The Company has adopted the generally accepted practice of reporting its revenues and expenses on the accrual method.

   <u>Revenue Recognition:</u> The Company recognizes income when advertising placement occurs and as subscription fees are earned.

   <u>Nature of Estimates:</u> The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   <u>Cash and Cash Equivalents:</u> Cash and cash equivalents are defined as currency on hand and in demand deposits and short-term, highly-liquid investments readily convertible to cash with initial maturities of ninety days or less when acquired.

   <u>Accounts Receivable and Bad Debts:</u> Trade accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

   <u>Property and Equipment:</u> The Company records its fixed assets at cost. Depreciation is charged to operations on the accelerated method over the estimated useful lives of the assets, which are: computer equipment and office furniture (3 years); and furniture and fixtures (3-5 years).

3. **Concentrations**

   The Company maintains its cash in a single bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

4. **Lease Agreements**

The Company has short-term lease obligations for its office space, and has no long-term lease obligations.

5. **(Accumulated Deficit)**

Conversion of Loans

During the year, the Company and its majority interest Member agreed to convert additional debt owed by the Company to the Member and Zephyr Media Group, Inc. (a Company wholly-owned by the Member) to equity contributions as the Member does not expect to be repaid these debts. At December 31, 2017, losses of approximately $1,890,000 have been allocated to the Member and $1,230,000 of debt has been converted to equity.

Recapitalization

During the year, the Company adopted a plan of recapitalization, effective retroactively to January 1, 2017 which created additional classes of Limited Partnership Interests (Units). The 3,540,000 units of the founder were converted to Class A units with full voting rights. The Class A-1 non-voting interests were issued to senior management and advisors to the Company effective January 1, 2017. No compensation was attributed to the issuance of these shares as the Company had negative net accumulated earnings at the time of issuance and no capital was raised from the issuance of these units.

The Company began a Crowdfunding campaign to raise capital. On August 23, 2017 the Company closed a campaign that raised $33,460 in capital and issued 26,768 Class B non-voting units.

6. **Income Taxes**

As a limited liability company, Vibrant TV, LLC is treated as a partnership under the Internal Revenue Code. In lieu of federal corporate income taxes, each Member is taxed on the taxable income or allocated losses in proportion to the share of the respective Member's capital contribution; accordingly, no provision for federal income taxes is required in the financial statements.

The cash basis of accounting is used in the preparation of the entity's tax returns. Under this method, earned but uncollected income of $10,007 net of incurred but unpaid expenses of $20,929 is not reflected in the cash basis income (loss) through December 31, 2017.

The Company has a taxable loss through December 31, 2017 of ($840,206).

The Company has not been notified of any government examinations of any of its income tax returns.

7. Related Party Transactions

The Company has entered a marketing agreement with Zephyr Media Group, Inc. ("Zephyr"), 100% owned by the Company's majority owner, to place advertising on behalf of the Company. Zephyr receives a commission at standard market rates for such activities.

8. Short Term Debt

The beneficial owner has a number of lines of credit with a bank. The lines carry an interest rate of 1.6% above LIBOR payable monthly. The interest rate at the balance sheet date was 3.225%. Borrowing proceeds are advanced by the beneficial owner to the Company, and reported as Lines of Credit in the balance sheet.

9. Litigation

The Company has no material outstanding litigation.

10. Going Concern

As shown in the accompanying financial statements, the Company has incurred net losses in excess of two million dollars since its inception. These losses were supported through loans and contributions of the majority owner. The ability of this owner to continue to fund the Company in this manner is limited. The inability to secure new capital to fund operating deficits, marketing efforts and additional content purchases or sell the business to a third party create substantial doubt about the Company's ability to continue as a going concern for the year following the date of these financial statements. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.